March 8, 2011

Confidential Treatment Request Pursuant to 17 CFR § 200.83 and the Freedom of Information Act

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:	Mr. Rufus Decker
Accounting Branch Chief

Re:	International Lease Finance Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 1-31616

Ladies and Gentlemen:

This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a conversation between the Staff and the Company on March 7, 2011.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

The Company provided a materiality assessment related to its change in accounting for the capitalized overhaul amortization period in response to the Staffs’ comment 4 in its letter to the Company dated February 24, 2011.  The Company respectfully refers the Staff to Exhibit A of this letter which presents the disaggregated quantitative assessments under the iron curtain and

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 8, 2011
ILFC CTR 003 — Page 2

rollover methods of the two significant changes in accounting for the Company’s year ended December 31, 2010:  (i) the change in the amortization period of the capitalized overhauls (Exhibit A1) and (ii) the out of period adjustment for the Excess Benefit Plan (“EBP”) costs charged to the Company by its parent company AIG (Exhibit A2).  Because both items were recorded in the quarters that they were identified, there are no unadjusted differences at December 31, 2010, and therefore no effect under the iron curtain method.  Within the rollover method analysis, the effect of the out of period adjustments on the fourth quarter 2010 and the 2010 year as a whole is considered.

* * * * *

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.

Respectfully submitted,

/s/ Kurt H. Schwarz
Kurt H. Schwarz
Senior Vice President and Chief Accounting Officer

cc:	Mr. Frederick S. Cromer
Mr. Alan H. Lund
Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 8, 2011
ILFC CTR 003 — Page 3

Exhibit A1

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*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 8, 2011
ILFC CTR 003 — Page 4

Exhibit A2

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*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.